WESTMOUNTAIN GOLD, INC.

1001 – A East Harmony Road, #340

Fort Collins, CO 80525

October 16, 2020

Via Edgar and Email

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Energy and Transportation

100 F Street, N.E.

Washington, DC 20549

Attention of:	Liz Packebusch, Staff Attorney
Loan Lauren Nguyen, Legal Branch Chief

Re: WestMountain Gold, Inc./Application for Withdrawal on Form RW

for Form 10-12G (File 000-53028)

Ladies and Gentlemen:

WestMountain Gold, Inc. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended, that the Company’s filing on Form 10-12G (File No. 000-53028), initially filed via edgar with the Securities and Exchange Commission (the “SEC”) on August 28, 2020, together with all exhibits thereto (the “Form 10”), be withdrawn effective immediately. No securities have been issued or sold under the Form 10, which has not become effective with the SEC.

The Company wishes to consider and evaluate its strategic options with respect to the Terra Project, its principal asset, at this time and, therefore, has decided to withdraw this Form 10. Accordingly, we request that the SEC issue an order granting the withdrawal of the Form 10 (“Order”) effective as of the date this letter or at the earliest practicable date hereafter. It is our understanding that this application for withdrawal of the Form 10 will be deemed granted as of the date that it is filed with the SEC unless, within 15 days after such date, the Company receives notice from the SEC that this application will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact me at (818) 618-3093 or our legal counsel, Reid A. Godbolt, at (303) 573-1600.

Very truly yours,

/s/ Richard Bloom

Richard Bloom
Chief Executive Officer

cc: Reid A. Godbolt, Esq.